Exhibit 24(e)2

February 5, 2021

Mr. Elliott L. Spencer Southern Power Company 30 Ivan Allen Jr. Blvd, NW Atlanta, GA 30308	Ms. Sonnet C. Edmonds Southern Power Company 30 Ivan Allen Jr. Blvd, NW Atlanta, GA 30308	Ms. Melissa K. Caen Southern Company Services, Inc. 30 Ivan Allen Jr. Blvd, NW Atlanta, GA 30308

Mr. Spencer, Ms. Edmonds and Ms. Caen:

    As a director of Southern Power Company, I hereby make, constitute, and appoint you my true and lawful Attorney in my name, place, and stead, to sign and cause to be filed with the Securities and Exchange Commission (1) the Company's Annual Report on Form 10-K for the year ended December 31, 2020, (2) the Company's Quarterly Reports on Form 10-Q during 2021 and (3) any necessary or appropriate amendment or amendments to any such reports, to be accompanied in each case by any necessary or appropriate exhibits or schedules thereto.

Yours very truly, /s/Bryan D. Anderson Bryan D. Anderson